June 20, 2008

Melissa Hauber

Senior Staff Accountant

United States Securities and Exchange Commission

Re:  U.S. Securities and Exchange Commission (the “Commission”) inquiry letter dated June 5, 2008

       File No. 0-30786

Dear Melissa,

We have received your letter dated June 5, 2008 regarding your review of our Form 10-KSB for our Fiscal Year Ended December 31, 2007 and our Form 10-Q for our Fiscal Quarter Ended March 31, 2008, File No. 0-30786.   Per our telephone conversation yesterday, the purpose of this letter is to notify the Commission that Nighthawk Systems is preparing our response letter and intends to file that response letter on or before June 27, 2008.

Sincerely,

/s/ H. Douglas Saathoff
H. Douglas Saathoff
Chief Executive Officer

NIGHTHAWK SYSTEMS EXECUTIVE OFFICES

10715 GULFDALE, STE. 200 SAN ANTONIO, TEXAS 78216

Telephone 210 341 4811    fax 210 341 2011